Exhibit 12.1
OXFORD INDUSTRIES, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

					Eight Month
					Transition	Twelve Months	Fiscal Year
					Period Ended	Ended	Ended
	Fiscal Year Ended				February 2,	February 2,	January 31,	First Quarter Ended
	May 28, 2004	June 3, 2005	June 2, 2006	June 1, 2007	2008	2008	2009	May 3, 2008	May 2, 2009
FIXED CHARGES:
Interest expensed and capitalized	$23,530	$26,146	$23,971	$22,214	$15,302	$22,351	$23,702	$6,332	$4,565
Amortized premiums, discounts and capitalized expenses (included above)
Estimate of interest within rental expense	6,452	8,538	9,341	9,725	6,842	10,263	11,441	2,762	2,857
Preference security dividend	—	—	—	—	—	—	—	—	—

Total Fixed Charges	$29,982	$34,684	$33,312	$31,939	$22,144	$32,614	$35,143	$9,094	$7,422

EARNINGS:
Pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$49,506	$65,649	$74,602	$77,446	$24,642	$62,160	$(279,230)	$13,419	$8,482
Fixed Charges	29,982	34,684	33,312	31,939	22,144	32,614	35,143	9,094	7,422
Distributed income of equity investees	—	—	—	1,295	1,025	1,128	1,505	(166)	337

Total Earnings	$79,488	$100,333	$107,914	$110,680	$47,811	$95,902	$(242,582)	$22,347	$16,241

Ratio of Earnings to Fixed Charges	2.7x	2.9x	3.2x	3.5x	2.2x	2.9x	-6.9x	2.5x	2.2x